Exhibit 99.1

Fixed income investor meetings

Monaco, Nov. 06, 2019 - GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) has mandated DNB Markets, Nordea and SEB, to arrange a series of fixed income investor meetings commencing on 11 November 2019. Subject to inter alia market conditions, a NOK or USD denominated 5-year senior unsecured bond issue may follow. The proceeds from the potential bond issue will be used for refinancing of debt and general corporate purposes.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Cautionary Statement

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and will be offered and sold within the United States only to “qualified institutional buyers”, as defined in Rule 144A under the Securities Act  and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act (“Regulation S”), subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of Regulation (EU) 2017/1129 of the European Parliament and Council of June 14, 2017 as implemented by the Member States of the European Economic Area (the “Prospectus Regulation”). The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.

Statements that address activities, events or developments that GasLog Ltd. expects, projects, believes or anticipates will or may occur in the future are forward-looking statements.  These forward –looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to GasLog Ltd.’s Form 20-F filed on 4 March 2019 for a further explanation of important factors that could cause actual events or actual results to differ materially from those discussed during the presentation.